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FEB 24 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~69616~~ 67616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TPG Capital BD, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Davidson (817) 871-4019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 Main Street, Suite 1501	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARB

OATH OR AFFIRMATION

I, Martin Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPG Capital BD, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN NICOLE BUSSE
Notary Public, State of Texas
My Commission Expires
September 05, 2018

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TPG Capital BD, LLC

Financial Statements
(with Report of Independent Registered Public Accounting Firm)
December 31, 2016

TPG

Table of Contents

Deloitte.

Deloitte & Touche LLP
201 Main Street
Suite 1501
Fort Worth, TX 76102
USA

Tel: +1 817 347 3300
Fax: +1 817 336 2013
www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the Member of TPG Capital BD, LLC:

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TPG Capital BD, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2017

TPG Capital BD, LLC
Statement of Financial Condition

		December 31, 2016
ASSETS		
Cash	$	5,265,605
Accounts receivable		4,140,987
Other assets		118,908
Total assets	$	9,525,500
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Due to affiliates	$	2,621,959
Income taxes payable		32,373
Other accrued liabilities		230,199
Total liabilities		2,884,531
Member's equity		6,640,969
Total liabilities and member's equity	$	9,525,500

See accompanying notes to financial statements

(1) Organization and Business Description

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG BD Advisors, LLC. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the underwriting and private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private equity funds and other funds that the Company's Parent and affiliates manage individually or through their principals. The Company also offers investment fund securities issued by certain third-party funds not affiliated with the Company's Parent. The Company also acts as a co-manager on syndicate offerings and as an arranger for arrangements related to affiliates of the Parent.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i). Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(2) Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, accounts receivable, other assets, due to affiliates, income taxes payable and other accrued liabilities. The carrying values of these assets and liabilities approximate fair value due to their short term nature.

Accounts Receivable

The need for an allowance for doubtful accounts is based on a review of individual accounts. Historically, the Company has not experienced material losses due to uncollectible receivables and

did not carry an allowance for doubtful accounts as of December 31, 2016.

Revenue Recognition

The Company recognizes revenue as follows:

Private Placement Service Fees

Private placement service fees represent advisory fees in accordance with private placement services agreements (the "Agreements") with third parties with which the Company contracts. Generally, the payment terms of the Agreements are payments received in installments over two to four years and revenue is recognized when virtually certain; that is when revenue is deemed earned and collectable. In certain situations, the Company may receive equity securities and partner or member interest as part of its fee. Such securities are recorded as revenue when received. When appropriate, revenue is recorded at the net present value of future cash flows using the effective interest method in accordance with Accounting Standards Codification ("ASC") 605, "Revenue Recognition".

Private Placement Service Fees from Affiliates

Private placement service fees from Affiliates represent advisory fees in accordance with the private placement services agreement (the "Affiliate Agreement") with TPG Global, LLC ("Global"), and are recognized as earned. The Affiliate Agreement is an arrangement, which provides for private placement service fee income based on expenses incurred by the Company related to placement services provided to affiliates, including income tax expense, during any financial statement period as agreed to by Global and the Company.

Underwriting Fees from Affiliates

Underwriting fees from affiliates are recorded at the time the underwriting is completed and the income is reasonably determinable. Underwriting revenues are presented net of related expenses. The Company is not the lead manager on underwriting transactions, so management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the close of the transaction.

Other Income from Affiliates

Other income from affiliates is recorded at the time the engagement is completed and the income is reasonably determinable.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740, "Income Taxes".

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2016, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Member is subject to examination by federal and certain state and local tax regulators. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 requires a company to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for services provided. The amendment requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The amendments in this update are effective prospectively during interim and annual periods beginning after December 15, 2017. The Company is currently assessing the impact the adoption of ASU 2014-09 will have on its financial statements.

(3) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2016, the Company had net capital of $5,003,033 which was $4,903,033 in excess of its required net capital of $100,000. As of December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

(4) Related Party Transactions

Subordinated Revolving Credit Facilities

In August 2014, the Company entered into two $15,000,000 million subordinated revolving credit facilities ("Credit Facilities"), for a total commitment of $30,000,000, with Citibank, N.A and

JPMorgan Chase Bank, N.A. The Credit Facilities are available for direct borrowings and are guaranteed by related parties of the Company. The Credit Facilities matured in August 2016, at which time they were renewed through August 2017. The interest rate is calculated as the LIBOR rate at the time of borrowing plus 2.25%. During the year ended December 31, 2016, the Company had no borrowings and made repayments of $1,000,000 on the Credit Facilities. There was no balance outstanding on the Credit Facilities as of December 31, 2016.

Administrative Service Agreements

The Company has administrative services agreements with two related parties; Global and TPG Brooklands Management, LLC ("Brooklands").

Global provides general administrative services to the Company including accounts payable processing and payment.

Brooklands provides transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed, in exchange for a percentage of revenues supported by such services.

Due to affiliates

Amounts due to affiliates represent accrued expenses due to Global and Brooklands under the Company's administrative service agreements with those related parties.

Revenue from Related Parties

During the year ended December 31, 2016 the Company acted as a co-manager on placement engagements that involved debt, or other offerings related to affiliates of the Parent and received fees in connection with these offerings.

During the year ended December 31, 2016 the Company acted as a co-manager on syndications that involved equity related to affiliates of the Parent and received net underwriting fees in connection with these offerings.

Transfer of Registered Representatives and Contracts

During the fourth quarter, the Company transferred, without consideration, to an affiliated broker dealer, Brooklands Capital Strategies BD, LP, certain of its outstanding engagement contracts and registered representatives related to the provision of third party placement services. Third party private placement engagement contracts with outstanding accounts receivable balances were retained by the Company. As such, the transfer of contracts did not result in any adjustments to the Company's Statement of Financial Condition at the date of transfer.

(5) Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or

its personnel. As of December 31, 2016, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statements.

(6) Subsequent Events

Management has evaluated subsequent events through February 23, 2017, the date the financial statements were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.